

Mail Stop 6010

February 7, 2008

Via Facsimile and U.S. Mail

Stephen A. Van Oss
Senior Vice President, Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, PA 15219

> **Re: WESCO International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 1-14989**

Dear Mr. Van Oss:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Income, page 34

1.   Please refer to prior comment 1. As gross profit represents a measure of income, it is not clear to us how your presentation of gross profit excluding depreciation and amortization complies with SAB Topic 11.B. Please revise future filings to comply with SAB Topic 11.B, or tell us why you believe your presentation of gross profit excluding depreciation does not represent a figure for income before depreciation.

Note 5. Acquisitions, page 43

2.   Please refer to prior comment 2. Please clarify for us whether you intend to continue to refer to the work of the independent valuation expert in any capacity. If so, please revise future filings to name the independent valuation firm in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Branch Chief